November 28, 2007

Mr. Bruce Mogel
Chief Executive Officer
Integrated Healthcare Holdings, Inc.
1301 North Tustin Avenue
Santa Ana, California 92705

Re: Integrated Healthcare Holdings, Inc.
        Preliminary information statement filed November 21, 2007
        File No. 0- 23511

Dear Mr. Mogel:

        We have reviewed your filing solely with respect to the proposal to increase the
number of authorized shares of common stock and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal to amend and restate the articles of incorporation

1. Please expand the discussion to state whether you have any plan, commitment,
    arrangement, understanding, or agreement, written or oral, regarding the issuance
    of common stock subsequent to the increase of authorized shares other than in
    connection with the refinancing of your indebtedness with your principal lender
    and the equity instruments to which you already refer.

2. Please expand the discussion to describe the debt refinancing, equity instruments, and the principal terms of such refinancing and equity instruments. The discussion should indicate the circumstances of the refinancing and include an analysis of what the company and lender received as a result of the refinancing.

3. Please expand the discussion to indicate the number of shares that may be issued in connection with the debt refinancing and equity instruments, respectively. In addition, please indicate the approximate number of shares that may be available for future issuance. Also, please indicate the number of shares that may be required to satisfy outstanding options and warrants.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John L. Krug at (202) 551-3862, Senior Counsel, or me at (202) 551-3715 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director